
May 3, 2023

Jeffrey Chau
Chief Executive Officer
JAAG Enterprises Ltd.
1716 13 Avenue NW
Calgary, AB T2N 1L1
Canada

> **Re: JAAG Enterprises Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 19, 2023**
> **File No. 333-267995**

Dear Jeffrey Chau:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

Dilution, page 36

2. Please update your dilution discussion and related tables to a more recent period, such as the latest balance sheet date presented in the filing. Your current dilution discussion and tables are based on the net tangible book value and per share data as of June 30, 2022.

December 31, 2022 Interim Financial Statements, page F-1

3. Please revise your December 31, 2022 unaudited interim financial statements to also include comparative statements of operations, changes in stockholders' equity, and cash flows for the period from November 4, 2021, inception, through December 31, 2021. Refer to Rule 8-03 of Regulation S-X for the comparative periods to be provided. Further, your MD&A discussion of the three and six months ended December 31, 2022 should also be expanded to discuss the comparative results for the period November 4, 2021, inception, through December 31, 2021.

You may contact Jean Yu at 202-551-3305 or Beverly Singleton at 202-551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing